SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2005
Commission File Number 001-15012
Hanarotelecom incorporated
(Name of the Registrant)
43, Taepyeongno 2-ga, Jung-gu
Seoul, Korea 100-733
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐	No ☑
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐	No ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
     hanarotelecom incorporated (the “Company”) is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1:	a corporate disclosure relating to the Company’s interim report for the six month period ended June 30, 2005, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on August 16, 2005.
Exhibit 99.2:	a corporate disclosure relating to the Company’s unaudited non-consolidated financial statements for the three months and six months ended March 31, 2005 and June 30, 2005 on the basis of financial statements included in the interim report we filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on August 16, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated
Date: August 23, 2005	By:	/s/ Janice Lee
	Name:	Janice Lee

	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1:	a corporate disclosure relating to the Company’s interim report for the six month period ended June 30, 2005, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on August 16, 2005.
Exhibit 99.2:	a corporate disclosure relating to the Company’s unaudited non-consolidated financial statements for the three months and six months ended March 31, 2005 and June 30, 2005 on the basis of financial statements included in the interim report we filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on August 16, 2005.